
LIVSN
Own less. Do more. Keep what matters.


Invest in an outdoor apparel company that believes clothing should perform well, look good, be ethically made, be environmentally friendly — and it should last.
LIVSN
Own less. Do more. Keep what matters.


We make versatile and sustainable outdoor apparel designed to last longer.



LIVSN comes from the Swedish word "livsnjutare," which translates to:

one who lives life deeply. An enjoyer of life.

Our Rise to Success



$20,000,000.00
$15,000,000.00
$10,000,000.00
$5,000,000.00
$0.00
Revenue
2020
2022
2024
2026
Year

We have an omnichannel business model.

- Direct to Consumer
- Retail
- Crowd Funding


CANYON



We've launched 3 successful Kickstarter Campaigns.

1	2	3
$78,579 Pre-Sold	$106,364 Pre-Sold	$514,624 Pre-Sold
262% Goal	1,006% Goal	5,140% goal
511 Backers	801 Backers	3,611 Backers

KICKSTARTER

Largest Kickstarter in Arkansas History

Retail Locations



Calgary
Regina
Winnipeg
ONTARIO
QUÉBEC
Quebec
N.B.
MAINE
Ottawa
Toronto
VT.
MASS.
N.Y.
New York
PA.
MD.
WASH.
MONTANA
N.D.
MINN.
Saint Paul
WIS.
MICH.
Detroit
ORE.
IDAHO
WYO.
S.D.
NEBR.
IOWA
Chicago
ILL.
OHIO
NEV.
UTAH
COLO.
United States
MO.
KY.
W.VA.
VA.
CALIF.
Las Vegas
Los Angeles
Tijuana
ARIZ.
N.M.
OKLA.
TENN.
N.C.
S.C.
Atlanta
MISS.
ALA.
GA.
Dallas
TEXAS
Austin
LA.
FLA.
Miami
Bahamas
Cuba
B.C.
SON.
CHIH.
COA.
B.C.S.
SIN.
TAM.
Mexico
NAY.
GUAN.
HID.
JAL.
MÉX.
MICH.
YUC.
Q.R.
CAM.
Dominican

We’re building our retail territories from the core out.

Market Fit

Outdoor recreation is an $887b market, with our targeted sub-markets. reaching



$20 billion
Outdoor Apparel Market

$48 billion
Active Apparel Market

Fueled by consumers buying for experiences

Market Growth

$157 Billion Growth in Global Activewear Apparel Market 2020-2024

11% CAGR

Market Growth

36% USA

Growth Contribution

$157.1 billion

Incremental Growth

10.23%

Growth for 2020

Apparel Design Principles



Aim for timeless style

Integrate features subtly

Build durability into the design

Choose highest quality materials

Iterate and stay tuned to feedback

Design a highly mobile and tailored fit


Our clothing facilitates a life of adventure by focusing on durability and versatility.

Flex Canvas Pants



DIAMOND GUSSET

REFLECTIVE PANT CUFF LOOP

PHONE POCKET

KNIFE POCKET

VENTED

ARTICULATED KNEES

RECYCLED MATERIALS

FLAT FELLED SEEMS

BREATAHBLE

REINFORCED

STRETCH

SEAMLESS

WICKING MATERIALS

Ecotrek Trail Pants







Flex Canvas Shorts

Press & Accolades


Forbes
Carryology
Outside
GEARJUNKIE
MEN'S JOURNAL
MAXIM
TRAVEL FREAK
FIELD & STREAM
singletracks
BLISTER
Backpacker

The LIVSN Team



Andrew Gibbs-Dabney
Founder + CEO



Todd Stockbauer
Fractional CFO



Dustin Williams
CMTO



Jake Kowalewski
Operations Manager



Kelsey Ferguson
Brand Marketing Manager



Andrew Bounds
Customer Service

New 2022 Products

Men's Ventile Jacket



Men's Flex Canvas Overalls





Women's Flex Canvas Pants



Women's Trail Tight



Reflex Shorts

Sustainable Packaging




ECOTREK TRAIL PANTS

Use of Funds

Inventory & Product

Scaling the Team

Marketing

We're backed by

techstars_

"The worldwide network that helps entrepreneurs succeed"

Completed Techstars Austin '19 accelerator

Less than 1% acceptance rate

Investment from Techstars Ventures

Lifetime backing of the Techstars community

Over 594 5-Star Reviews


200R
XR

The Landcruiser of pants

“I haven't taken off my Livsn pants since I got them a few weeks ago, and they've held up to how hard I play on the weekends, while also being comfortable to wear while working during the week.”

-John L.

3rd Pair

“Between the five pairs Flex Canvas and three pairs of EcoTrek, they’ve virtually replaced all of my jeans and casual slacks.”

- Adam W.

BUY. THESE. PANTS.

“They aren't just "nice pants" like Dockers. They are F'ING AMAZING PANTS that wear on hikes and apparently, according to my wife, make my butt look "kind of less fat." No really, so comfy ... even if you have a big ol' bubble butt like me.”

- Dan

Great pants

“I have a couple of pairs of pants from this company and each one is fantastic. They’re the number one pick in my daily life whether I’m chilling in Yosemite or just grocery shopping. Superb quality. Thank you all very much”

- David D.

Best pair of pants I own

“I love these pants. The fit is perfect. The color is perfect. The style is perfect. Last month I realized that I had been wearing them for three weeks. You would never know.”

- Joe

Loving my Ecotrek Trail Pants!

“I am absolutely in love with these pants. I kept wearing them over and over again after each wash!! Love the fabric and it’s made for trekking and all that. I wear it to work too!! It’s such a great fit and you just feel so comfortable in it rain or shine!! Am gonna get my hands on the other colours soon!!”

- Yasin.

Bomb Proof

“As is everything so far I've had the pleasure of testing or owning from livsn the EcoTrek is bomb proof. I just wish I had them in black.”

- George

Wonderful pants

“I really like these pants, very comfortable, light, elegant enough to go to work. Also, they occupy very little space in suitcases/bags. When I'm wearing them it's like having sweatpants. Highly recommended!”

- Luca



LIVSN

Own less. Do more. Keep what matters.

Andrew Gibbs-Dabney
andrew@livsndesigns.com
479.799.5204